Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations	$(695,183)	$146,093	$439,950	$316,319	$204,379
Add:
Cash distributions of income from unconsolidated joint ventures	16,717	75,416	61,725	67,457	63,905
Provision (benefit) for Income taxes	(149,003)	82,930	269,528	197,083	130,719
Expensing of previously capitalized interest included in cost of sales	120,489	86,698	63,088	59,278	62,607
Interest portion of rent expense	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	$(188,975)	$(1,959)	$61,226	$45,884	$57,069

Earnings:	$(517,505)	$393,596	$773,565	$594,753	$405,041

Fixed charges:
Homebuilding interest incurred	$137,310	$148,355	$96,184	$87,510	$76,842
Interest portion of rent expense	500	500	500	500	500

Fixed Charges	$137,810	$148,855	$96,684	$88,010	$77,342

Ratio of Earnings to Fixed Charges	(3.8)	2.6	8.0	6.8	5.2